Goodrich Petroleum Corporation

801 Louisiana St., Suite 700

Houston, Texas 77002

(713) 780-9494

February 7, 2017

By EDGAR

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(Registration No. 333-215051) of Goodrich Petroleum Corporation

Dear Mr. Schwall:

On behalf of Goodrich Petroleum Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on February 9, 2017, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Stephen M. Gill, Vinson & Elkins L.L.P.

Michael J. Blankenship, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request